UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine-Month Period Ended September 30, 2019.
2.	Unaudited Pro Forma Condensed Consolidated Financial Data
3.	Preliminary Fourth Quarter Results

Item 1

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking statements,” “Risk factors” and the other matters set forth in our Annual Report for the year ended December 31, 2018 on Form 20-F (our“Annual Report”). The following discussion of our financial condition and results of operations is based on the annual and interim financial information of GeoPark Limited and should be read in conjunction with our Unaudited Interim Condensed Financial Statements as of and for the nine-month periods ended September 30, 2018 and 2019 filed on Form 6-K on November 7, 2019.

Overview

We are a leading independent oil and natural gas exploration and production (“E&P”) company with operations in Latin America and a proven track record of growth in production and reserves since 2006. We operate in Colombia, Chile, Brazil, Argentina, Ecuador and Peru.

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. In February 2014, we completed our initial public offering on the New York Stock Exchange.

We have continued to experience significant growth for the year ended December 31, 2018, with our proved and probable oil and gas reserves and our average net production increasing by 15% to 183.7 mmboe, and by 31% to 36,027 boepd, respectively, as compared to the year ended December 31, 2017. For the nine-month period ended September 30, 2019, our average net production increased by 12% to 39,460 boepd, respectively, as compared to the nine-month period ended September 30, 2018.

Nine-month period ended September 30, 2019 compared to nine-month period ended September 30, 2018

The following table summarizes certain of our financial and operating data for the nine-month periods ended September 30, 2019 and 2018 on a consolidated basis.

	For the nine-month period ended September 30,
	2019	2018	% Change from prior year
	(in thousands of US$, except for percentages) (unaudited)
Revenue
Net oil sales	434,634	408,896	6%
Net gas sales	36,217	41,098	(12%)
Revenue	470,851	449,994	5%
Commodity risk management contracts	(16,015)	(15,807)	1%
Production and operating costs	(126,666)	(127,568)	(1%)
Geological and geophysical expenses	(12,861)	(9,946)	29%
Administrative expenses	(39,526)	(37,439)	6%
Selling expenses	(11,271)	(2,783)	305%
Depreciation	(76,816)	(68,338)	12%
Write-off of unsuccessful exploration efforts	(9,268)	(14,543)	(36%)
Other operating income (expense)	578	(551)	(205%)
Operating profit	179,006	173,019	3%
Financial expenses	(28,690)	(28,080)	2%
Financial income	2,140	2,132	0%
Foreign exchange loss	(671)	(17,903)	(96)%

	For the nine-month period ended September 30,
	2019	2018	% Change from prior year
	(in thousands of US$, except for percentages) (unaudited)
Profit before income tax	151,785	129,168	18%
Income tax expense	(93,859)	(69,081)	36%
Profit for the period	57,926	60,087	(4%)
Non-controlling interest	—	20,933	(100%)
Profit for the period attributable to owners of the company	57,926	39,154	48%
Net production volumes
Oil (mbbl)	9,309	8,090	15%
Gas (mcf)	8,777	8,971	(2%)
Total net production (mboe)	10,772	9,585	12%
Average net production (boepd)	39,460	35,111	12%
Average realized sales price
Oil (US$ per bbl)	51.3	54.6	(6%)
Gas (US$ per mmcf)	4.6	5.2	(12%)
Average unit costs per boe (US$)
Operating costs	7.8	8.1	(4%)
Royalties and other	4.7	5.9	(20%)
Production costs	12.5	14.0	(11%)
Geological and geophysical expenses	1.3	1.1	18%
Administrative expenses	3.9	4.1	(5%)
Selling expenses	1.1	0.3	267%

The following table summarizes certain financial and operating data for the nine-month periods ended September 30, 2019 and 2018 on both a country-by-country and a consolidated basis.

	For the nine-month period ended September 30,
	2019							2018
	Chile	Colombia	Brazil	Argentina	Peru	Other	Total	Chile	Colombia	Brazil	Argentina	Peru	Other	Total
	(in thousands of US$) (unaudited)
Revenue	24,499	403,839	15,533	26,980	(—)	(—)	470,851	27,681	374,273	22,837	25,203	(—)	(—)	449,994
Depreciation	(25,737)	(34,270)	(5,097)	(11,163)	(436)	(113)	(76,816)	(20,389)	(32,821)	(7,919)	(6,993)	(190)	(26)	(68,338)

Revenue

For the nine-month period ended September 30, 2019, crude oil sales were our principal source of revenue, with 92% and 8% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales for the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018.

	For the nine-month period ended September 30,
	2019	2018
Consolidated	(in thousands of US$) (unaudited)
Net oil sales	434,634	408,896
Net gas sales	36,217	41,098
Total	470,851	449,994

	Nine-months ended September 30,		Change from prior period
	2019	2018	$	%
By country	(in thousands of US$, except for percentages) (unaudited)
Chile	24,499	27,681	(3,182)	(11%)

	Nine-months ended September 30,		Change from prior period
	2019	2018	$	%
By country	(in thousands of US$, except for percentages) (unaudited)
Colombia	403,839	374,273	29,566	8%
Brazil	15,533	22,837	(7,304)	(32%)
Argentina	26,980	25,203	1,777	7%
Total	470,851	449,994	20,857	5%

Revenue increased 5%, from US$450.0 million for the nine-month period ended September 30, 2018 to US$470.9 million for the nine-month period ended September 30, 2019, primarily as a result of higher deliveries and lower discounts, partially offset by lower Brent oil prices. Sales of crude oil increased to 8.8 mmbbl in the nine-month period ended September 30, 2019 compared to 7.8 mmbbl in the nine-month period ended September 30, 2018, and resulted in net oil sales of US$434.6 million for the nine-month period ended September 30, 2019 compared to US$408.9 million for the nine-month period ended September 30, 2018. Net gas sales decreased from US$41.1 million for the nine-month period ended September 30, 2018 to US$36.2 million for the nine-month period ended September 30, 2019 due to lower deliveries and a decrease in gas prices.

The increase in revenue of US$20.9 million for the nine months ended September 30, 2019 compared to the prior year period is mainly explained by:

•	an increase of US$29.6 million in sales in Colombia, due to increased production and higher deliveries;

•	a decrease of US$3.2 million in sales in Chile, including a decrease of US$5.4 million in oil sales, partially offset by an increase of US$2.2 million of gas sales;

•	a decrease of US$7.3 million in gas sales in Brazil, related to lower deliveries, resulting from lower industrial and power plant consumption and availability of other gas sources, partially offset by higher gas prices;

•	an increase of US$1.8 million in sales in Argentina, as a consequence of new production from acquisitions in Argentina by the end of the first quarter of 2018.

Revenue attributable to our operations in Colombia increased by 8%, from US$374.3 million for the nine-month period ended September 30, 2018 to US$403.8 million for the nine-month period ended September 30, 2019. The increase in revenue is related to an increase in oil deliveries, partially offset by lower oil prices. Volume sales of crude oil increased by 14%, from 7.2 mmbbl for the nine-month period ended September 30, 2018 to 8.3 mmbbl for the nine-month period ended September 30, 2019. This increase in volume resulted mainly from successful exploration, appraisal and development drilling in the Llanos 34 Block, partially offset by the divestiture of the La Cuerva and Yamu blocks, in July. The La Cuerva and Yamu blocks produced 1,008 boepd during the third quarter of 2018 that were included as part of our consolidated oil and gas production and represented US$5.3 million in revenue.

Revenue attributable to our operations in Chile for the nine-month period ended September 30, 2019 was US$24.5 million, a 11% decrease from US$27.7 million for the nine-month period ended September 30, 2018, representing 5% and 6% of our total consolidated sales, respectively. The decrease in oil revenues, from US$13.5 million for the nine-month period ended September 30, 2018 to US$8.1 million for the nine-month period ended September 30, 2019, is related to a lower volume sold due to the natural decline of fields and lower realized oil prices. Gas revenues increased by 16% to US$16.4 million for the nine-month period ended September 30, 2019, mainly due to an increase in gas deliveries resulting from the successful discovery and development of the Jauke gas field.

Revenue attributable to our operations in Brazil for the nine-month period ended September 30, 2019 was US$15.5 million, a 32% decrease from US$22.8 million for the nine-month period ended September 30, 2018, principally due to lower deliveries resulting from lower power plant consumption. This was partially offset by higher gas prices. Gas prices, net of tax, increased by 7% to US$4.9 per mcf due to the annual price inflation adjustment.

Revenue attributable to our operations in Argentina for the nine-month period ended September 30, 2019 was US$27.0 million, a 7% increase from US$25.2 million for the nine-month period ended September 30, 2018, as a consequence of a full-period of revenues as of September 2019 compared to six months in 2018 due to the acquisition of the Aguada Baguales, Puesto Touquet and El Porvenir blocks in March 2018, partially offset by lower realized oil prices. The oil revenues increased from US$21.3 million for the nine-month period ended September 30, 2018 to US$23.5 million for the nine-month period ended September 30, 2019, as a result of the reasons described above. In addition, gas revenues decreased by 11% to US$3.5 million for the nine-month period ended September 30, 2019, mainly due to lower gas prices.

Production and operating costs

The following tables summarizes our production and operating costs for the nine-month periods ended September 30, 2019 and 2018, on both a consolidated and a country-by-country basis.

	Nine-month period ended September 30,
	2019	2018	% Change from prior year
	(in thousands of US$, except for percentages) (unaudited)
Consolidated (including Colombia, Chile, Argentina, Peru and Brazil)
Royalties	(47,943)	(53,632)	(11%)
Staff costs	(10,909)	(12,362)	(12%)
Operation and maintenance	(5,939)	(5,389)	10%
Transportation costs	(2,088)	(2,089)	0%
Well and facilities maintenance	(21,032)	(14,248)	48%
Consumables	(13,481)	(12,700)	6%
Equipment rental	(7,282)	(7,025)	4%
Gas plant costs	(2,717)	(4,070)	(33%)
Other costs	(15,275)	(16,053)	(5%)
Total	(126,666)	(127,568)	(1%)

	Nine-month period ended September 30,
	2019				2018
	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia
By country		(in thousands of US$) (unaudited)
Royalties	(897)	(1,193)	(3,974)	(41,879)	(1,104)	(2,125)	(3,312)	(47,091)
Staff costs	(3,712)	(317)	(1,291)	(5,589)	(4,226)	(296)	(1,811)	(6,029)
Operation and maintenance	(—)	(—)	(2,552)	(3,387)	(—)	(—)	(1,819)	(3,570)
Transportation costs	(848)	(—)	(457)	(783)	(981)	(—)	(76)	(1,032)
Well and facilities maintenance	(4,140)	(950)	(6,149)	(9,793)	(2,381)	(986)	(3,275)	(7,606)
Consumables	(1,099)	(12)	(1,059)	(11,311)	(1,335)	(—)	(608)	(10,757)
Equipment rental	(680)	(56)	(1,239)	(5,307)	(195)	(—)	(929)	(5,901)
Gas plant costs	(1,305)	(862)	(550)	(—)	(1,621)	(2,449)	(—)	(—)
Other costs	(2,865)	(625)	(2,917)	(8,868)	(3,398)	(788)	(4,472)	(7,395)
Total	(15,546)	(4,015)	(20,188)	(86,917)	(15,241)	(6,644)	(16,302)	(89,381)

Consolidated production and operating costs decreased by 1%, from US$127.6 million for the nine-month period ended September 30, 2018 to US$126.7 million for the nine-month period ended September 30, 2019, primarily due to lower royalties and lower gas plant costs, in line with lower realized prices and the adoption of IFRS 16, this was partially offset by an increase in operating costs related to higher facilities maintenance costs focused on enhancing production levels.

Production and operating costs in Colombia decreased by 3%, to US$86.9 million for the nine-month period ended September 30, 2019, as compared to the nine-month period ended September 30, 2018. This decrease is a result of lower royalties due to lower oil prices. This effect was partially offset by higher oil and gas deliveries. In addition, operating costs per boe in Colombia decreased to US$5.4 per boe for the nine-month period ended September 30, 2019 from US$5.8 per boe for the nine-month period ended September 30, 2018.

Production and operating costs in Chile increased by 2%, to US$15.5 million for the nine-month period ended September 30, 2019, mainly due to higher well intervention activities. Costs per boe decreased to US$19.2 per boe from US$21.4 per boe for the nine-month period ended September 30, 2018.

Production and operating costs in Brazil decreased by 40%, to US$4.0 million for the nine-month period ended September 30, 2019, as compared to the nine-month period ended September 30, 2018, mainly resulting from the adoption of IFRS 16 that changes the treatment and, presentation of expenses of operating leases, that are now recorded in depreciation charges, which were originally treated as operating costs. Operating costs per boe decreased to US$5.7 for the nine-month period ended September 30, 2019 from US$6.1 per boe for the nine-month period September 30, 2018.

Production and operating costs in Argentina increased by 24%, to US$20.2 million for the nine-month period ended September 30, 2019, as compared to the nine-month period ended September 30, 2018, as a consequence of a full-period of costs as of September 2019 compared to six months in 2018 due to the acquisition of the Aguada Baguales, Puesto Touquet and El Porvenir blocks in March 2018. Operating costs per boe decreased to US$27.1 for the nine-month period ended September 30, 2019 from US$29.5 per boe for the nine-month period September 30, 2018.

Geological and geophysical expenses

	Nine-month period ended September 30,		Change from prior year
	2019	2018	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(104)	(483)	379	(78%)
Colombia	(7,886)	(3,649)	(4,237)	116%
Brazil	(798)	(694)	(104)	15%
Argentina	227	(1,289)	1,516	(118%)
Other(1)	(4,300)	(3,831)	(469)	12%
Total	(12,861)	(9,946)	(2,915)	29%

(1)	Comprises geological and geophysical expenses attributable to our operations in Peru, as well as other corporate costs.

Geological and geophysical expenses increased 29%, from US$9.9 million for the nine-month period ended September 30, 2018 to US$12.9 million for the nine-month period ended September 30, 2019, primarily as the result of an increased scale of operations.

Administrative expenses

	Nine-month period ended September 30,		Change from prior year
	2019	2018	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(2,671)	(4,367)	1,696	(39%)
Colombia	(19,515)	(17,745)	(1,770)	10%
Brazil	(1,622)	(1,929)	307	(16%)
Argentina	(1,430)	(2,471)	1,041	(42%)
Other(1)	(14,288)	(10,927)	(3,361)	31%
Total	(39,526)	(37,439)	(2,087)	6%

(1)	Comprises administrative expenses attributable to our operations in Peru, as well as other corporate costs.

Administrative expenses increased by 6%, from US$37.4 million for the nine-month period ended September 30, 2018 to US$39.5 million for the nine-month period ended September 30, 2019, primarily due to higher staff costs associated with an increased scale of operations and other administrative costs related to new business efforts for the awarded blocks in Colombia, Brazil and Ecuador.

Selling expenses

	Nine-month period ended September 30,		Change from prior year
	2019	2018	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(279)	(421)	142	(34%)
Colombia	(9,990)	(621)	(9,369)	1,509%
Brazil	(10)	—	(10)	100%
Argentina	(992)	(1,741)	749	(43%)
Total	(11,271)	(2,783)	(8,488)	305%

Selling expenses increased 305%, from US$2.8 million for the nine-month period ended September 30, 2018 to US$11.3 million for the nine-month period ended September 30, 2019, primarily due to the difference in accounting for different points of sale in Colombia and costs associated with the operation of the flowline connecting Llanos 34 block to the ODL regional pipeline. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Commodity risk management contracts

We recorded a loss of US$16.0 million related to commodity risk management contracts for the nine-month period ended September 30, 2019, in line with the result for the nine-month period ended September 30, 2018.

Consolidated commodity risk management contracts refer to two different components, a realized and an unrealized portion. The realized gain of US$3.9 million for the nine-month period ended September 30, 2019 compared to a US$27.3 million loss for the nine-month period ended September 30, 2018 reflected Brent oil prices and commodity risk management contracts settled during the respective periods. The unrealized losses were US$19.9 million for the nine-month period ended September 30, 2019 and US$11.5 million gain for the nine-month period ended September 30, 2018. Unrealized results are generated from changes in the forward Brent oil price curve.

Depreciation

Depreciation charges increased by 12% from US$68.3 million for the nine-month period ended September 30, 2018 to US$76.8 million for the nine-month period ended September 30, 2019, mainly due to the adoption of IFRS 16 and higher production. In Colombia, depreciation costs per barrel decreased because of drilling successes and increased reserves.

Operating profit (loss)

	Nine-month period ended September 30,		Change from prior year
	2019	2018	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(20,747)	(10,831)	(9,916)	92%
Colombia	230,892	198,843	32,049	16%
Brazil	4,463	3,518	945	27%
Argentina	(16,615)	(2,922)	(13,693)	469%
Other	(18,987)	(15,589)	(3,398)	22%
Total	179,006	173,019	5,987	3%

We recorded an operating profit of US$179.0 million for the nine-month period ended September 30, 2019, an improvement from the operating profit of US$173.0 million for the nine-month period ended September 30, 2018, primarily due to an increase in revenues and a decrease in certain expenses, as described above.

Financial results

Financial costs increased from a loss of US$25.9 million for the nine-month period ended September 30, 2018 to a loss of US$26.6 million for the nine-month period ended September 30, 2019, mainly due to the increase of interest related to the loan with Banco Santander and the impact of the adoption of IFRS 16, partially offset by the cancellation of the loan with LG International.

Foreign exchange loss

Foreign exchange loss decreased from US$17.9 million for the nine-month period ended September 30, 2018 to US$0.7 million for the nine-month period ended September 30, 2019. The comparative period was affected by the devaluation of the Brazilian real and its impact on the U.S. dollar-denominated intercompany debt.

Profit (Loss) before income tax

	Nine-month period ended September 30,		Change from prior year
	2019	2018	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(22,252)	(19,747)	(2,505)	13%
Colombia	238,495	192,705	45,790	24%
Brazil	1,863	(10,125)	11,988	(118)%
Argentina	(22,227)	(8,459)	(13,768)	163%
Other	(44,094)	(25,206)	(18,888)	75%
Total	151,785	129,168	22,617	18%

For the nine-month period ended September 30, 2019, we recorded a profit before income tax of US$151.8 million, compared to a profit of US$129.2 million for the nine-month period ended September 30, 2018, primarily due to higher profits recorded in Colombia.

Income tax expense

	Nine-month period ended September 30,		Change from prior year
	2019	2018	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(5,905)	2,386	(8,291)	347%
Colombia	(88,771)	(75,473)	(13,298)	18%
Brazil	(812)	2,936	(3,748)	128%
Argentina	323	1,104	(781)	(71%)
Other	1,306	(34)	1,340	(43,941%)
Total	(93,859)	(69,081)	(24,778)	36%

Income tax expense increased to US$93.9 million for the nine-month period ended September 30, 2019 as compared to US$69.0 million for the nine-month period ended September 30, 2018, in line with higher taxable income in 2019.

The effective tax rate was 62% for the nine-months period ended September 30, 2019 compared to 53% in 2018. The increase in the effective tax rate was primarily due to the devaluation of the local currencies in Colombia (7%), Chile (4%) and Argentina (53%) that reduced the tax basis of property, plant and equipment when compared to the corresponding functional currencies, resulting in a higher deferred tax liability. Also, during the nine-month period ended September 30, 2019, income tax expense included an out of period adjustment related to prior periods that increased income tax expense for US$7.2 million. The adjustment is related to the increase in deferred tax liabilities generated between the tax and book basis of property, plant and equipment.

Profit (Loss) for the period

	Nine-month period ended September 30,		Change from prior year
	2019	2018	$	%
	(in thousands of US$, except for percentages) (unaudited)
Chile	(28,157)	(17,361)	(10,796)	62%
Colombia	149,725	117,230	32,495	28%
Brazil	1,051	(7,190)	8,241	(115)%
Argentina	(21,905)	(7,355)	(14,550)	198%
Other	(42,788)	(25,237)	(17,551)	70%
Total	57,926	60,087	(2,161)	(4)%

For the nine-month period ended September 30, 2019, we recorded a net income of US$57.9 million as a result of the reasons described above.

Profit (Loss) for the period attributable to owners of the company

Profit for the nine-month period ended September 30, 2019 attributable to owners of the company amounted to US$57.9 million, compared to a profit for the nine-month period ended September 30, 2018 of US$39.2 million. We did not record profit attributable to non-controlling interest for the nine-month period ended September 30, 2019 compared to a profit for the nine-month period ended September 30, 2018 of US$20.9 million, since the acquisition of LG International’s participation in November 2018.

Liquidity and capital resources

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. For more information, see “Item 5. B. Liquidity and Capital Resources” of our Annual Report. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. In the nine-month period ended September 30, 2019, we made total capital expenditures of US$88.2 million (US$54.8 million, US$6.1 million, US$3.1 million, US$11.1 million, and US$13.1 million in Colombia, Chile, Brazil, Argentina and Peru, respectively).

As of September 30, 2019, we had cash at bank and on hand of US$81.6 million. We believe that our current operations and planned capital expenditures can be funded from cash flow from existing operations and cash on hand. However, should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, pre-sale agreements, asset dispositions or equity issuances, among others.

GeoPark Limited, as Issuer, will also use cash flow to service current and expected debt levels. For the nine months ended September 30, 2019, GeoPark Limited received US$131.7 million from its operating subsidiaries in intercompany loans. For the year ended December 31, 2018, GeoPark Limited’s operating subsidiaries provided it with US$4.5 million in repayment of service contracts.

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Nine-month period ended September 30,
	2019	2018	% Change from prior period
	(in thousands of US$) (unaudited)
Cash flows provided by (used in)
Operating activities	156,888	178,454	(12%)
Investing activities	(81,096)	(139,787)	(42%)
Financing activities	(121,732)	(20,772)	486%
Net (decrease) in cash and cash equivalents	(45,940)	17,895	(357%)

Cash flows provided by operating activities

For the nine-month period ended September 30, 2019 cash provided by operating activities was US$156.9 million, a 12% decrease from US$178.5 million for the nine-month period ended September 30, 2018. This decrease was principally the result of the tax payments for the fiscal year 2018 and tax prepayments for the fiscal year 2019.

Cash flows used in investing activities

For the nine-month period ended September 30, 2019 cash used in investing activities was US$81.0 million, a 42% decrease from US$139.8 million for the nine-month period ended September 30, 2018. This decrease was primarily related to the acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina in March 2018 for US$48.9 million, partially offset by the proceeds from the disposal of La Cuerva and Yamu blocks in July 2019 for US$7.1 million.

Cash flows used in financing activities

Cash used in financing activities was US$121.7 million and US$20.8 million during the nine-month periods ended September 30, 2019 and 2018, respectively. The amount corresponds to the buyback program, interest payments related to 6.50% senior notes due 2024 and the acquisition of the LGI’s non-controlling interest.

Contractual Obligations

As of September 30, 2019, there was no material change to the amount or timing of payments related to our outstanding contractual obligations as set forth in “Item 5. F. Tabular disclosure of contractual obligations” in our Annual Report, except as disclosed in Note 17 to our Interim Consolidated Financial Statements.

Indebtedness

As of September 30, 2019, we had total outstanding indebtedness of US$435.0 million, as set forth in the table below.

As of September 30, 2019 (unaudited)
(in thousands of US$)
Bond GeoPark Limited (Notes due 2024)	420,715
Banco Santander	14,304
Total	435,019

Our material outstanding indebtedness as of December 31, 2018 is described in “Item 5. B. Liquidity and Capital Resources” of our Annual Report.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of September 30, 2019.

Item 2

Unaudited Pro Forma Condensed Consolidated Financial Data

The following unaudited pro forma financial information presents (i) the condensed consolidated income statements of GeoPark Limited as if the previously announced acquisition (the “Amerisur Acquisition”) by us of Amerisur Resources Plc had occurred as of January 1, 2018 and (ii) the condensed consolidated statement of financial position of GeoPark Limited as if the Amerisur Acquisition had occurred on September 30, 2019, and each of which gives effect to the notes offering concurrently announced in the pro forma adjustments.

The unaudited pro forma financial information is based in part on the audited Consolidated Financial Statements of GeoPark for the year ended December 31, 2018 (the “Annual Consolidated Financial Statements”) and the unaudited Interim Condensed Consolidated Financial Statements of GeoPark as of and for the nine-month period ended September 30, 2019 (the “Interim Consolidated Financial Statements”) and should be read in conjunction with those GeoPark financial statements and the notes thereto.

The Amerisur pre-acquisition income statement data for the year ended December 31, 2018 has been extracted from the Amerisur Annual Consolidated Financial Statements available on Amerisur’s website: https://www.amerisurresources.com/investor-centre/reports-and-presentations. Each of the Amerisur pre-acquisition income statement data for the nine-month period ended September 30, 2019 and the Amerisur pre-acquisition balance sheet data as of September 30, 2019 has been extracted from the Amerisur Interim Consolidated Financial Statements available on Amerisur’s website: https://www.amerisurresources.com/investor-centre/reports-and-presentations. The unaudited pro forma financial information should be read in conjunction with those Amerisur Financial Statements and the notes thereto.

The preparation of the unaudited pro forma financial information includes the impact of certain purchase accounting adjustments, such as estimated changes in depreciation expense on acquired proved and unproved properties that are expected to have a continuing impact on us. Accordingly, the amounts shown in our unaudited pro forma condensed consolidated income statements are not necessarily indicative of the results that would have resulted if the Amerisur Acquisition had occurred on January 1, 2018 or of the balance sheet as if the Amerisur Acqusition had occurred on September 30, 2019 or that may result in the future.

The unaudited pro forma financial information is for information purposes only. Because of its nature, it addresses a hypothetical situation and it is not intended to represent or to be indicative of the consolidated results of operations that we would have reported had the Amerisur Acquisition been completed on January 1, 2018 or of the balance sheet as if the Amerisur Acquisition had occurred on September 30, 2019. It should not be relied upon as representative of the historical consolidated results of operations that would have been achieved, or the future consolidated results of operations that can be expected. The unaudited pro-forma adjustments, described in the accompanying notes, are based on available information and certain assumptions that management believes are reasonable. These initial estimates may differ from the final valuations to be obtained from the final report of a third-party expert. No attempt has been made to quantify benefits arising from the Amerisur Acquisition.

We provide the unaudited pro forma condensed consolidated financial information for informational purposes only. The unaudited pro forma condensed consolidated financial information neither purports to represent what our results of operations would have been had the Amerisur Acquisition actually occurred on the assumed dates, nor purports to project our results of operations for any future period or future date. You should read these unaudited pro forma condensed consolidated financial information in conjunction with the Annual Report, as well as the Financial Statements and related notes thereto, included or incorporated by reference herein.

Unaudited Pro Forma Condensed Consolidated Income Statement

	For the year ended December 31, 2018
	GeoPark Historical IFRS	Amerisur Acquisition Historical IFRS	Disclosure adjustments (i)	Pro forma adjustments Amerisur Acquisition		Pro Forma Condensed
	(in thousands of US$)
Revenue	601,161	108,243	—	—		709,404
Commodity risk management contracts	16,173	—	(70)	—		16,103
Production and operating costs (ii)	(174,260)	(77,510)	19,716	—		(232,054)
Exploration costs	(13,951)	—	(1,191)	—		(15,142)
Administrative costs (iii)	(52,074)	(18,190)	1,669	—		(68,595)
Selling expenses	(4,023)	—	—	—		(4,023)
Depreciation	(92,240)	—	(20,194)	(2,835	)(a)	(115,269)
Write off	(26,389)	—	—	—		(26,389)
Impairment reversal/(loss)	4,982	(1,544)	—	—		3,438
Other operating expenses	(2,887)	—	—	—		(2,887)
Operating profit/(loss)	256,492	10,999	(70)	(2,835)		264,586
Financial expenses	(39,321)	(541)	70	(21,582	)(b)	(61,374)
Financial income	3,059	539	—	—		3,598
Foreign exchange loss	(11,323)	(2,576)	—	—		(13,899)
Profit/(loss) before income tax	208,907	8,421	—	(24,417)		192,911
Income tax	(106,240)	(6,838)	—	8,338	(c)	(104,740)
Profit/(loss) for the year	102,667	1,583	—	(16,079)		88,171

Attributable to:
Owners of the Company	72,415					57,919
Non-controlling interest	30,252					30,252
Weighted average number of shares used in basic EPS	60,612,230					60,612,230
Earnings per share (in US$) for profit attributable to owners of the Company. Basic	1.19					0.96
Weighted average number of common shares for the purposes of diluted earnings per shares	65,370,782					65,370,782
Earnings per share (in US$) for profit attributable to owners of the Company. Diluted	1.11					0.89

(i)	Corresponds to certain reclassifications made to Amerisur´s historical income statement to align with GeoPark’s presentation. The main reclassifications are from the following line items in Amerisur´s historical Income Statement (from the Amerisur Annual Consolidated Financial Statements) to the specific separate line items within the “Unaudited Pro Forma Condensed Consolidated Income Statement”:

(a)	Fair value losses on derivative financial instruments presented by Amerisur within Financial expenses has been moved to Commodity risk management contracts;

(b)	Depreciation expense presented by Amerisur within Production and operating costs and Administrative costs has been moved to Depreciation; and

(c)	Exploration costs presented by Amerisur within Administrative costs has been moved to Exploration costs.

(ii)       Production and operating costs are reflected as Cost of sales within the Amerisur Annual Consolidated Financial Statements.

(iii)	No acquisition costs were incurred by GeoPark during the year ended December 31, 2018 in connection with the Amerisur Acquisition that would need to be excluded from the pro forma condensed consolidated income statement.

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Income Statement

	For the nine-months ended September 30, 2019
	GeoPark Historical IFRS	Amerisur Acquisition Historical IFRS	Disclosure adjustments (i)	Pro forma adjustments Amerisur Acquisition		Pro Forma Condensed
	(in thousands of US$)
Revenue	470,851	84,309	—	—		555,160
Commodity risk management contracts	(16,015)	—	(204)	—		(16,219)
Production and operating costs (ii)	(126,666)	(56,675)	19,158	—		(164,183)
Exploration costs	(12,861)	—	(43)	—		(12,904)
Administrative costs (iii)	(39,526)	(14,534)	346	—		(53,714)
Selling expenses	(11,271)	—	—	—		(11,271)
Depreciation	(76,816)	—	(19,461)	(2,460	)(a)	(98,737)
Write off	(9,268)	—	—	—		(9,268)
Impairment	—	(627)	—	—		(627)
Other operating income	578	—	—	—		578
Operating profit/(loss)	179,006	12,473	(204)	(2,460)		188,815
Financial expenses	(28,690)	(2,379)	204	(16,187	)(b)	(47,052)
Financial income	2,140	649	—	—		2,789
Foreign exchange loss	(671)	(818)	—	—		(1,489)
Profit/(loss) before income tax	151,785	9,925	—	(18,647)		143,063
Income tax	(93,859)	(6,069)	—	5,688	(c)	(94,240)
Profit/(loss) for the period	57,926	3,856	—	(12,959)		48,823

Attributable to:
Owners of the Company	57,926					48,823
Weighted average number of shares used in basic EPS	60,565,653					60,565,653
Earnings per share (in US$) for profit attributable to owners of the Company. Basic	0.96					0.81
Weighted average number of common shares for the purposes of diluted earnings per shares	62,198,337					62,198,337
Earnings per share (in US$) for profit attributable to owners of the Company. Diluted	0.93					0.78

(i)	Corresponds to certain reclassifications made to Amerisur´s historical income statement to align with GeoPark´s presentation. The main reclassifications are from the following line items in Amerisur´s historical Income Statement (from the Amerisur Interim Consolidated Financial Statements) to the specific separate line items within the “Unaudited Pro Forma Condensed Consolidated Income Statement”:

(a)	Fair value losses on derivative financial instruments presented by Amerisur within Financial expenses has been moved to Commodity risk management contracts;

(b)	Depreciation expense presented by Amerisur within Production and operating costs and Administrative costs has been moved to Depreciation; and

(c)	Exploration costs presented by Amerisur within Administrative costs has been moved to Exploration costs.

(ii)       Production and operating costs are reflected as Cost of sales within the Amerisur Interim Consolidated Financial Statements.

(iii)	No acquisition costs were incurred by GeoPark during the nine-month period ended September 30, 2019 in connection with the Amerisur Acquisition that would need to be excluded from the pro forma condensed consolidated income statement.

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

	As of September 30, 2019
	GeoPark Historical IFRS	Amerisur Acquisition Historical IFRS	Pro forma adjustments Amerisur Acquisition		Pro Forma Condensed
	(in thousands of US$)
Assets
Property, plant and equipment (i)	564,787	192,526	97,843	(d)	855,156
Other (ii)	60,878	21,665	—		82,543
Total Non Current Assets	625,665	214,191	97,843		937,699

Trade and other receivables	69,581	47,238	—		116,819
Cash and cash equivalents	81,599	36,633	24,317	(e)	142,549
Other (iii)	16,560	3,920	—		20,480
Total Current Assets	167,740	87,791	24,317		279,848
Total Assets	793,405	301,982	122,160		1,217,547

Equity
Share capital	59	1,764	(1,764)	(f)	59
Share premium	175,864	144,941	(144,941)	(f)	175,864
Reserves	109,705	36,813	(36,813)	(f)	109,705
Retained (losses)/earnings	(154,343)	33,639	(39,397)	(f)(g)	(160,101)
Total Equity	131,285	217,157	(222,915)		125,527

Liabilities
Borrowings	424,438	—	345,075	(h)	769,513
Provisions and other long-term liabilities	46,569	6,640	—		53,209
Deferred income tax (iv)	21,244	19,111	—		40,355
Lease liabilities	5,238	12,251	—		17,489
Trade and other payables	6,296	2,605	—		8,901
Total Non Current Liabilities	503,785	40,607	345,075		889,467
Trade and other payables	106,494	37,648	—		144,142
Borrowings	10,581	—	—		10,581
Lease liabilities	7,962	6,570	—		14,532
Other	33,298	—	—		33,298
Total Current Liabilities	158,335	44,218	—		202,553
Total Liabilities	662,120	84,825	345,075		1,092,020
Total Equity and Liabilities	793,405	301,982	122,160		1,217,547

(i)	Property, plant and equipment is the sum of the assets reflected as Exploration and evaluation assets, Development and production assets and Other property, plant and equipment within the Amerisur Interim Consolidated Financial Statements.

(ii)	Other is Non Current assets not included within Property, plant and equipment, considering the above footnote.

(iii)	Other in Current assets not included within Cash and cash equivalents and Trade and other receivables.

(iv)	See Note 1 (i).

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 – Purchase price adjustments on Amerisur Acquisition

We accounted for the Amerisur Acquisition using the acquisition method of accounting for business combinations under IFRS 3. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets and liabilities based on their estimated fair values as of the acquisition date.

The purchase price allocation of the Amerisur Acquisition is preliminary and may be subject to change. The final purchase price allocation is pending the approval of the transaction and the final fair values estimation, which may result in an adjustment to the preliminary purchase price allocation. This process will be completed, once the transaction date is set by the approval, during a period of one year.

	(in thousands of US$)
Total cost of the acquisition		315,000
Less: Book value of assets acquired and liabilities assumed
Total book value of assets acquired and liabilities assumed	217,157
Fair value adjustments:
Intangible assets (excluding goodwill)	—
Proved and unproved properties (i)	97,843
Other	—
Fair value of assets acquired and liabilities assumed	315,000
Goodwill	—

(i)	Reflects fair value adjustments of Property, Plant and Equipment and the recognition of mineral interest. As the deductible tax value and fair value recognized are equal no additional deferred tax should be recognized as part of the transaction.

The following pro forma adjustments were made to the year ended December 31, 2018 and to the nine-month period ended September 30, 2019 to reflect the Amerisur Acquisition as if it had occurred on January 1, 2018:

(a)	Additional depreciation expense resulting from the increased basis of property, plant and equipment acquired of US$2.8 million and US$2.5 million for the year ended December 31, 2018 and for the nine-month period ended September 30, 2019, respectively.

(b)	Interest expense on the Notes offered considering a fixed effective interest rate of 6.25%. A 1/8 percent variance in the interest rate on the Notes would increase/decrease profit for the period by US$1.8 million and US$1.4 million for the year ended December 31, 2018 and for the nine-month period ended September 30, 2019, respectively.

(c)	Effect in income taxes related to foregoing adjustments based upon the statutory rate. The rate applied for adjustment is the statutory rate in Colombia of 37% in 2018 and 33% in 2019 over the additional depreciation expenses and over the portion of interest expense associated to the cost of the acquisition.

The following pro forma adjustments were made to reflect the Amerisur Acquisition as if it had occurred on September 30, 2019:

(d)	Fair value adjustment at acquisition date allocated to the recognition of fair value adjustments of Property, Plant and Equipment and the recognition of mineral interest. The Company applied mainly the “income approach” (net present value of expected future cash flows) to determine the fair values of property, plant and equipment and mineral interest.

(e)	Amount of cash and cash equivalents obtained from the notes being offered not allocated to Amerisur Acquisition, net of estimated acquisition related transaction costs of US$5.8 million and estimated financing costs of US$4.9 million, to be used for general corporate matters.

(f)	Elimination of Amerisur equity items for consolidation purposes.

(g)	Elimination of estimated transaction costs of US$5.8 million expected to be incurred in connection with the Amerisur Acquisition.

(h)	Notes being offered net of estimated issuance fees and expenses of US$4.9 million.

Item 3

PRELIMINARY FOURTH QUARTER RESULTS

In the fourth quarter of 2019, our average oil and gas production increased by 8% to 41,786 boepd, compared to 38,741 boepd in the fourth quarter of 2018. Lower Brent oil prices, unrealized losses from commodity risk management contracts (compared to an unrealized gain of US$30.8 million in the fourth quarter of 2018), impairments, write-offs and adverse changes in deferred income taxes during the fourth quarter of 2019 will likely offset higher production figures and could result in a net loss in the fourth quarter of 2019 (compared to a net profit of US$42.6 million in the fourth quarter of 2018). We also expect to report Adjusted EBITDA for the fourth quarter of 2019 that is generally consistent with figures reported in the third quarter of 2019 and fourth quarter of 2018.

As of the date of this document, accounting and other financial closing procedures are not complete and actual figures are preliminary estimates. These preliminary estimates on the results and Adjusted EBITDA for the fourth quarter of 2019 have been prepared by and are the responsibility of management. Our independent registered public accounting firm has not reviewed any preliminary financial data, and it does not express an opinion or any other form of assurance with respect to the preliminary results discussed above. Our actual results may differ materially from the estimates above due to the completion of our financial closing procedures, final adjustments, review by our independent registered public accounting firm and other developments that may arise between now and the time the financial results are finalized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: January 7, 2020